UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
April 10, 2008
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑      Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):      )
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):       )
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐       No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-       .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie

Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel

Date: April 10, 2008

10 April 2008
JOINT ASX ANNOUNCEMENT
UPDATE ON MERGER PROCESS
The Boards of Equigold NL (Equigold) and Lihir Gold Limited (LGL) are pleased to provide an update on the progress of their proposed merger via a scheme of arrangement (Scheme).
The draft Scheme Booklet was yesterday lodged for review with the Australian Securities and Investments Commission (ASIC). Upon completion of the ASIC review, Equigold will make application to the Federal Court to approve the convening of an Equigold shareholder meeting to approve the Scheme. The Equigold shareholder meeting is expected to be held in late May/early June 2008. Full details of the merger timetable will be included in the Scheme Booklet.
The Boards of Equigold and LGL maintain their strong and unanimous support for the merger and the companies are working together very closely to implement the Scheme. Equigold Directors intend to vote all of the shares that they hold (or which are held on their behalf) in favour of the merger, in the absence of a superior proposal.
There has been strong shareholder support for the merger and Equigold and LGL look forward to implementing the Scheme and delivering on the many benefits the combination will deliver for shareholders of both companies.
A further announcement will be made by both companies following the finalisation of the Scheme Booklet.
For further information, please contact:

LGL	Equigold

Joel Forwood	Mark Clark
Manager Investor Relations	Managing Director
+61 438 576 879	+61 8 9316 3661

Josie Brophy
LGL Communications Officer
+61 7 3318 3317

1